UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42153

TOYO Co., Ltd

16F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Proposed Change to Chief Financial Officer

TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), and its Chief Financial Officer, Mr. Raymond Chung, have discussed a potential transition pursuant to which Mr. Chung will resign from his position as the Chief Financial Officer and director in the third quarter of 2026. The Company has identified a substitute candidate, Mr. Yasunari Harada. Mr. Harada has over 30 years of experience in banking, capital markets and investment management, including senior executive positions at global financial institutions and public company.

Mr. Chung’s proposed resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The planned transition is aligned with the Company’s long-term business plan and strategic priorities, including its continued expansion in the United States and broader capital markets activities. Subject to the approval by the board of the directors of the Company, Mr. Harada is expected to take the positions as the Chief Financial Officer and a director in the third quarter of 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: June 18, 2026

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